SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: May, 2005

CALL-NET ENTERPRISES INC.

(Name of registrant)

2235 Sheppard Avenue East
Suite 1800
North York, Ontario
Canada M2J 5G1
(Address of Principal Executive Officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CALL-NET ENTERPRISES INC.

Date: May 25, 2005	By:	/s/ Roy Graydon

Name: Roy Graydon
Title: Executive Vice President and
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Press Release issued by Rogers Communications Inc. on May 11, 2005 – Rogers and Call-Net to hold joint teleconference to discuss Rogers’ Acquisition of Call-Net

99.2	Press Release issued by Rogers Communications Inc. on May 11, 2005 – Rogers Communications Announces Agreement to Acquire Call-Net Enterprises in all stock transaction

99.3	Report of Voting Results from Annual and Special Meeting of Shareholders held on May 4, 2005

99.4	Notice to Canadian Regulatory Authorities regarding Special Meeting of Shareholders to be held on June 29, 2005

99.5	Material Change Report filed with SEDAR on May 19,2005 “including Press Release Announcement issued on May 11, 2005 and filed on SEDAR on May 11, 2005 together with Arrangement Agreement made as of May 11, 2005 and filed on SEDAR of May 19, 2005

99.6	Press Release issued on May 25, 2005 – Call-Net Enterprises Inc. Announces Special Meeting of Shareholders to Approve a Plan of Arrangement